To the Holders of Shares of
Tracor, Inc.:


     In connection with the mailing of the Offer to Purchase dated April 27, 1998 (the "Offer to Purchase") relating to GEC Acquisition Corp.'s offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Tracor, Inc. (including the associated Series A Junior Participating Preferred Stock Purchase Rights), at $40.00 per Share (including the associated Right), net to the seller in cash, you received a Letter of Transmittal (on blue paper). Such Letter of Transmittal inadvertently did not include a signature page. Enclosed is a new Letter of Transmittal (on pink paper) that includes a signature page. Please discard the blue Letter of Transmittal and use the pink Letter of Transmittal in connection with any tender of Shares pursuant to the Offer (as defined in the Offer to Purchase). The Offer will expire at 12:00 Midnight, New York City time, on Friday, May 22, 1998, unless the Offer is extended pursuant to the procedures set forth in Section 1 of the Offer to Purchase.



                                     GEC Acquisition Corp.